

underberg & kessler LLP

CHRISTINE LACHNICHT, ASSOCIATE
(315) 359-5035
clachnicht@underbergkessler.com

September 27, 2013

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Policy
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section
SEP 30 2013
Washington DC
404

Re: Steuben Trust Corporation
Amendment No. 1 to the Offering Statement on Form 1-A dated September 26, 2013
File No. 024-10363

Ladies and Gentlemen:

In accordance with Rule 242(h) of Regulation A, enclosed please find seven (7) copies of the above-referenced Amendment No. 1 to the Offering Statement, one of which is manually signed and sequentially numbered. In addition, as a courtesy, we enclose three (3) copies of the offering statement that have been marked to show changes from the initial filing.

Reference is made to your letter dated September 19, 2013. Your comments (in bold) and our response is set forth below.

1. **Please tell us how you concluded that it was appropriate to include $15 million in common stock on this offering statement. Please refer to Rule 251(b) of Regulation A.**

   As set forth in Amendment No. 1 to the Offering Statement on Form 1-A enclosed herein, the Company has reduced the amount of common stock included in the offering statement to $4.95 million.

2. **We note that you have omitted Exhibits 6.3 – 6.28 and have agreed to provide such exhibits to the Commission upon request. Please file these exhibits with your next amendment or provide us with an analysis supporting your determination that they are not required to be filed pursuant to Item 2(6) of Part III.**

   Exhibits 6.3 – 6.28 are filed as part of Amendment No. 1.

M:\Current\CCL\Stuben Trust\Amendment No. 1\Letter to SEC 9-2013.docx

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underberg & kessler LLP

File No. 024-10363
September 27, 2013
Page Two

3. **We note that you intend to file Exhibits 10.2 and 11.1 at a later date. Please file these exhibits as soon as possible to facilitate our review.**

Exhibits 10.1 and 11.1 are filed as part of Amendment No. 1.

The Company will submit its qualification request under separate cover.

Please contact the undersigned at your earliest convenience should you have any questions or comments concerning this filing.

Very truly yours,

Christine Lachnicht

Christine Lachnicht

CCL:ap
Enclosure
cc: James P. Nicoloff
    Christian Windsor
    David Lin